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JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
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Arnold R. Bergman
Chief Counsel - Annuities
US Operations Law Department
601 Congress Street
Boston, MA 02210-2805


VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         RE: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H ("REGISTRANT")
                 VENTURE/WEALTH MARK VARIABLE ANNUITY
                 FILE NOS. 811-4113; 333-70728, 333-70730

Commissioners:

Post-Effective Amendment No. 9 to the above-referenced registration statement was filed with the Commission on June 17, 2005 (SEC Accession Nos. 0000950135-05-003379 and 0000950135-05-003380) to revise prospectus disclosure related to the Principal Plus for Life and Guaranteed Principal Plus for Life optional benefit riders.

Request for Acceleration

         We hereby request an order to accelerate the effectiveness of the above-referenced amendment to August 1, 2005. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

         The Commission staff has requested that this Registrant acknowledge and agree, and the Registrant does hereby acknowledge and agree, that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these requests please contact me at
(617) 663-2184, or in my absence, please contact John Danello at (617) 663-2844. Thank you.

                                                Sincerely,

                                                /s/ Arnold R. Bergman

                                                Arnold R. Bergman